EXHIBIT G

FORM OF NOTICE OF PROPOSED TRANSACTIONS

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-          ; 70-          )

Filings under the Public Utility Holding Company Act of 1935 (“Act”)

Xcel Energy Inc. (“Xcel” or the “Company”)

                    , 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission’s Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by                , 2004 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Xcel Energy Inc. (“Xcel Energy”), 800 Nicollet Mall, Minneapolis, Minnesota, 55402, a registered public utility holding company, has filed an application—declaration under Section 12(d) of the Act and Rules 44 and 54 under the Act.

     Xcel Energy requests authority to sell and transfer all of the issued and outstanding stock (the “Stock”) of Cheyenne Light, Fuel & Power Company (“Cheyenne”), a Wyoming corporation and public utility company under the Act providing electric and natural gas service to customers in and around Cheyenne, Wyoming, to Black Hills Corporation (“Black Hills”), a South Dakota corporation and a public utility holding company exempt from registration under the Act. Xcel Energy and Black Hills entered into a Stock Purchase Agreement (the “Agreement”) dated January 13, 2004 pursuant to which Black Hills will pay Xcel Energy the sum of (i) a certain amount in cash minus (ii) certain outstanding debt as of the closing plus or minus (iii) any adjustments pursuant to the working capital adjustment and the capital expenditure adjustment provided for under the Agreement. Xcel Energy states that the consideration to be paid by Black Hills pursuant to the Agreement was the subject of an auction process with multiple participants from which Black Hills emerged as the successful bidder.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.